 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 20, 2023
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on February 20, 2023, entitled "Equinor ASA: Share buy-back".

Equinor ASA: Share buy-back

Please see below information about transactions made under the share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR).

Date on which the first tranche of the share buy-back programme for 2023 was announced: 8 February 2023.

The duration of the first tranche of the buy-back programme for 2023: 9 February to no later than 24 March 2023.

Size of the buy-back programme: Up to 75,000,000 shares, with a maximum total consideration for the first tranche: USD 330,000,000.

From 13 February until 17 February, Equinor ASA has purchased a total of 1,637,406 own shares at the Oslo Stock Exchange at an average price of NOK 326.1402 per share.

Aggregated overview of transactions per day:

Date	Aggregated volume (number of shares)	Weighted average share price (NOK)	Total transaction value (NOK)
13 February	388,961	329.3715	128,112,668.01
14 February	406,445	329.2741	133,831,811.57
15 February
16 February	417,000	325.7591	135,841,544.70
17 February	425,000	320.5597	136,237,872.50

Previously disclosed buy-backs under the first tranche of the 2023 programme (accumulated)	827,000	324.9911	268,767,614.40

Total buy-backs under first tranche of the 2023 programme (accumulated)	2,464,406	325.7546	802,791,511.19

Following the completion of the above transactions, Equinor ASA owns a total of 55,674,005 own shares, corresponding to 1.75% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme.

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix:
A detailed overview of all transactions made under the buy-back programme that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Further information from

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+ 47 412 60 584

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: February 20, 2023	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer